Ocean Renewable Power Company, Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2019 and 2018



WIPFLI

CONTENTS

WIPFLI

30 Long Creek Drive   207 774 5701
South Portland, ME 04106   wipfli.com

Independent Auditor's Report

To the Stockholders
Ocean Renewable Power Company, Inc. and Subsidiaries
Portland, Maine

We have audited the accompanying consolidated financial statements of Ocean Renewable Power Company, Inc. and Subsidiaries, which comprise the consolidated balance sheets of as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Renewable Power Company, Inc. and Subsidiaries as of December 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wipfli LLP

Wipfli LLP
South Portland, Maine
April 30, 2020

1

OCEAN RENEWABLE POWER COMPANY, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2019 and 2018

	December 31,	
Assets	**2019**	2018
Current assets		
Cash and cash equivalents	**$ 2,707,875**	$ 2,058,191
Accounts receivable	**300,319**	408,776
Prepaid assets	**39,302**	2,004
Total current assets	**3,047,496**	2,468,971
Property and equipment, net	**46,072**	87,142
Project development costs	**944,816**	801,515
Idle property, net	**313,186**	870,927
Other assets	**277,415**	283,745
Total assets	**$ 4,628,985**	$ 4,512,300
Liabilities and Deficit		
Current liabilities		
Accounts payable and accrued liabilities	**$ 567,786**	$ 222,464
Interest payable	**4,078**	18,795
H2020 grant advance	**114,306**	509,240
Notes payable	**600,162**	700,000
Total current liabilities	**1,286,332**	1,450,499
Long-term liabilities		
Working capital loan	**687,334**	737,705
Project development loans	**3,862,337**	3,862,337
Asset retirement obligation	**159,558**	149,120
Total long-term liabilities	**4,709,229**	4,749,162
Total liabilities	**5,995,561**	6,199,661
Deficit		
Preferred stock - $0.0001 par value	**35**	5
Authorized - 52,211 shares, series A; 808,944 shares, series B		
Issued and outstanding - 52,211 shares, Series A for 2019 and 2018		
Issued and outstanding - 301,156 shares, Series B for 2019 and 0 shares for 2018		
Common stock - $0.0001 par value	**121**	116
Authorized - 2,641,255 shares		
Issued and outstanding -1,210,915 and 1,157,566 shares, respectively		
Additional paid-in capital	**10,479,144**	5,704,551
Accumulated deficit	**(11,700,489)**	(7,292,159)
Accumulated other comprehensive loss	**(145,387)**	(99,874)
Total deficit	**(1,366,576)**	(1,687,361)
Total Liabilities and Deficit	**$ 4,628,985**	$ 4,512,300

See independent auditor's report.
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RENEWABLE POWER COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income
For the Years ended December 31, 2019 and 2018

	For the Years Ended December 31, 2019	For the Years Ended December 31, 2018
Revenue		
Consulting revenue	**$ 114,878**	$ 53,190
R&D grants revenue	**2,092,295**	2,686,987
Other income	**4,430**	7,356
Total Revenue	**2,211,603**	2,747,533
Expenses		
Operations & maintenance	**102,484**	114,194
General & administrative	**2,893,242**	2,513,955
Research & development	**2,931,498**	2,314,134
Asset impairment	**557,741**	
Depreciation expense	**13,241**	2,629
Accretion expense	**10,438**	9,756
Stock-based compensation	**17,923**	131,907
Total operating expenses	**6,526,567**	5,074,190
Operating Loss	**(4,314,964)**	(2,326,657)
Other Expenses, Gains, and Losses		
Interest expense	**(97,615)**	(84,779)
Other expenses	**(54)**	1,793
Loss on equipment disposal	**(34,274)**	-
Foreign exchange gain (loss)	**38,577**	(66,158)
Net Loss	**(4,408,330)**	(2,488,186)
Other Comprehensive Loss		
Foreign currency translation adjustment	**(45,513)**	64,260
Total Comprehensive Loss	**$ (4,453,843)**	$ (2,423,926)

See independent auditor's report.
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RENEWABLE POWER COMPANY, INC.

AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit

	Preferred Stock, Series A	Preferred Stock, Series B	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2017	$ 5		100	$ 2,372,660	$ (4,803,973)	$ (164,134)	$ (2,595,342)
Issuance of common stock			16	3,199,984			3,200,000
Stock-based compensation				131,907			131,907
Net loss					(2,488,186)		(2,488,186)
Foreign currency translation adjustment						64,260	64,260
Balance at December 31, 2018 (Audited)	**$ 5**		**$ 116**	**$ 5,704,551**	**$ (7,292,159)**	**$ (99,874)**	**$ (1,687,361)**
Issuance of preferred stock		30		3,652,008			3,652,038
Issuance of common stock			5	1,104,662			1,104,667
Stock-based compensation				17,923			17,923
Net loss					(4,408,330)		(4,408,330)
Foreign currency translation adjustment						(45,513)	(45,513)
Balance at December 31, 2019	**$ 5**	**$ 30**	**$ 121**	**$ 10,479,144**	**$ (11,700,489)**	**$ (145,387)**	**$ (1,366,576)**

See independent auditor's report.

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RENEWABLE POWER COMPANY, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

		2019		2018
Cash flows from operating activities				
Net loss	**$**	**(4,408,330)**	$	(2,488,186)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation expense		**2,691**		2,629
Accretion expense		**10,438**		9,756
Amortization of deferred loan fees		**1,774**		1,774
Stock-based compensation		**17,923**		131,907
Asset impairment		**557,741**		
Loss on equipment disposal		**44,824**		
Changes in operating assets and liabilities:				
Accounts receivable		**109,151**		(196,073)
Prepaid assets and other assets		**(30,977)**		(372,988)
Accounts payable and accrued liabilities		**345,010**		2,980
Interest payable		**(14,717)**		(4,076)
Grant advance		**(384,019)**		(303,032)
Net cash used in operating activities		**(3,748,491)**		(3,215,309)
Cash flows from investing activities				
Purchase of equipment		**(5,593)**		(91,313)
Increase/capitalization of project development costs		**(143,301)**		
Net cash used in investment activities		**(148,894)**		(91,313)
Cash flows from financing activities				
Proceeds from issuance of preferred stock		**2,652,038**		3,200,000
Proceeds from issuance of common stock		**1,104,667**		216,856
Proceeds from notes payable		**1,000,000**		
Repayment of working capital loan		**(52,145)**		
Repayment of short term note payable		**(99,838)**		
Related party (payments) advances		**(46,239)**		47,714
Net cash provided by financing activities		**4,558,483**		3,464,570
Effect of foreign currency changes on cash		**(11,414)**		(33,694)
Net change in cash		**649,684**		124,254
Cash and cash equivalents at beginning of year		**2,058,191**		1,933,937
Cash and cash equivalents at end of year	**$**	**2,707,875**	$	2,058,191
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	**$**	**112,332**	$	88,855
Income taxes	**$**	**-**	$	-

During 2019 $1,000,000 of the notes payable was converted to preferred stock.

See independent auditor's report.

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

Ocean Renewable Power Company, Inc. (together with its subsidiaries, is herein referred to as the Company or ORPC), a Delaware corporation, was formed as a Delaware limited liability company on June 4, 2009 by Caithness ORPC LLC and ORPC Holdings, LLC (collectively, the ORPC LLC Members). On April 4, 2017, the Company converted to a Corporation, at which time the ORPC LLC Members, and numerous Economic Interest Holders' membership units were transferred to common stock in the Company.

The purpose of the Company is to improve people's lives, and their environment, through sustainable energy solutions. ORPC develops technology, projects and services to produce electricity from river, tidal and deep ocean currents. The Company has a federally licensed project in Maine, is partnering with a local community on a project in Alaska and is pursuing business development opportunities in Canada, Ireland and Chile. The Company is also exploring other locations domestically and abroad to deploy and/or license and/or sell its technology, know-how and services.

(2) Summary of Significant Accounting Policies and Practices

a) Consolidation

The accompanying consolidated financial statements include the accounts of Ocean Renewable Power Company, Inc. and its wholly-owned subsidiaries: ORPC Maine, LLC; ORPC Alaska, LLC; ORPC Solutions, LLC; ORPC Ireland, Ltd; and Énergies Marines Renouvelables Quebecoises Inc. (EMARQ). All significant intercompany balances and transactions have been eliminated in consolidation.

b) Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all money market instruments purchased with an initial maturity of three months or less to be cash equivalents.

c) Accounts Receivables and Revenue Recognition

Substantially all of the Company's revenue is derived from cost-reimbursable federal grants, which are conditioned upon certain performance requirements and/or the incurrence of allowable qualifying expenses. Amounts received are recognized as revenue when the Company has incurred expenses in compliance with the specific grant provisions. Amounts received prior to incurring qualified expenses are reported as a grant advance in the balance sheet. The Company has received cost-reimbursable grants of $114,306 and $509,240 as of December 31, 2019 and 2018, respectively, that have not been recognized as revenue because qualifying expenses have not yet been incurred. Accounts receivable are recorded at the invoiced amount net of any allowances, if applicable, and do not bear interest.

The Company has determined that the nature, amount, timing and uncertainty of revenue and cash flows are affected by the availability of federal grant revenue. Adverse changes in the availability of funding from the federal government could have an impact on the Company.

(2) Summary of Significant Accounting Policies and Practices – continued

d) *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and receivables. The Company and its subsidiaries maintain cash accounts in three commercial banks, one located in Maine, one located in Canada, and one located in Ireland. The accounts at the Maine bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The account at the Canadian bank is guaranteed by the Canadian Deposit Insurance Corporation (CDIC) up to $100,000 in Canadian currency. The account at the Ireland bank is guaranteed by the Central Bank of Ireland (CBI) Deposit Guarantee Scheme up to €100,000. As a result of the volume of transactions that are conducted through each bank account, cash balances may exceed the FDIC, CDIC, and CBI maximum insured limits at various times throughout the year. No losses on excess deposits were incurred during 2019 or 2018, and the Company believes it is not exposed to any significant credit risk on cash.

e) *Project Development Costs*

Project development costs, which include permitting, preconstruction, construction and administrative costs directly attributable to the project locations, are being capitalized as they are considered activities necessary to bring an asset to the condition and location necessary for its intended use and will be reclassified to fixed assets when the related project site is placed in service and production commences. The Company reviews project development costs on an annual basis for viability.

f) *Research and Development*

Research and development costs are expensed as incurred.

g) *Property and Equipment*

Property and equipment are recorded at cost. Property and equipment are depreciated by the straight-line method with lives ranging from 5-10 years. The Company's policy is to capitalize items with the cost of $5,000 or greater with the useful lives of one year or more.

h) *Asset Retirement Obligations*

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB ASC Subtopic 410-20, Asset Retirement Obligations and Environmental Obligations - Asset Retirement, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, when realization is probable, are separately recorded as assets, and are not offset against the related environmental liability.

The Company's policy is to initially measure the liability at fair value and subsequently adjust for accretion expense and changes in the amount or timing of the estimated cash flows.

In 2012, the Company recognized an asset retirement obligation (ARO) for the assets placed in service at Cobscook Bay, Maine, under Federal Energy Regulatory Commission (FERC) licensing requirements. The end of the useful life of the asset has been estimated to be 20 years. The liability was estimated using the present value of expected future cash flows assuming 2% inflation and discounted at 7%.

(2) Summary of Significant Accounting Policies and Practices – continued

The following table presents the activity for the ARO for the years ended December 31, 2019 and 2018:

Balance at December 31, 2017	$	139,364
Accretion expense - 2018		9,756
Balance at December 31, 2018		149,120
Accretion expense - 2019		10,438
Balance at December 31, 2019	$	159,558

i) *Impairment of Long-Lived Assets*

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 5.

j) *Income Taxes*

Management has evaluated the Company's tax positions and concluded that, as of December 31, 2019 and 2018, it has taken no uncertain tax positions that would require an adjustment to the consolidated financial statements. When necessary, the Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company is subject to U.S. federal and state examinations by tax authorities for three years after the filing of the return. The Company files separate income tax returns for its foreign subsidiaries in Canada and Ireland.

Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in the consolidated financial statements or income tax returns. Deferred taxes are determined on the basis of the differences between the carrying amount of assets and liabilities for financial statement and income tax purposes at enacted rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are offset and presented as a single non-current amount as an asset or liability, as applicable.

(2) Summary of Significant Accounting Policies and Practices – continued

k) *Use of Estimates*

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and stockholders' equity, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses, and allocation of profits and losses during the reporting period. Actual results could differ from those estimates.

l) *Comprehensive Income*

The Company reports comprehensive income in accordance with ASC 220, *Comprehensive Income*, which requires that total comprehensive income be reported in the consolidated financial statements. Comprehensive income refers to net income, plus other comprehensive income, which include gains and losses from foreign currency translations. Total comprehensive income is presented in the consolidated statements operations and comprehensive income.

m) *Profit Sharing Plan and 401(k)*

The Company has a profit-sharing plan with a 401(k) provision for its eligible employees. Contributions to the Plan by the Company are charged to expense in the year incurred. The Company's contribution to the Plan is discretionary. To date, the Company has not had any contributions to the Plan.

n) *Recent Accounting Pronouncements*

Leasing

In February 2016, the FASB issued ASU 2016–02, *Leases*. This new standard will provide users of the financial statements a more accurate picture of the assets and the long-term financial obligations of companies that lease. The standard is for a dual-model approach; a lessee will account for most existing capital leases as Type A leases, and most existing operating leases as Type B leases. Both will be reported on the balance sheet of the company for leases with a term exceeding 12 months. Lessors will see some changes too, largely made to align with the revised lease model. For nonpublic companies, the new leasing standard will apply for fiscal years beginning after December 15, 2020. Management is currently evaluating the impact of adoption on its consolidated financial statements.

(2)   Summary of Significant Accounting Policies and Practices – continued

p)   Recently Adopted Accounting Pronouncements

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, *Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting*, which simplifies several aspects of the accounting for share-based payment transactions, including income tax consequences, recognition of stock compensation award forfeitures, classification of awards as either equity or liabilities, the calculation of diluted shares outstanding and classification on the statement of cash flows. ASU 2017-09 is effective for nonpublic entities with fiscal years beginning after December 15, 2017. Management adopted this ASU for the year ended December 31, 2018, but it did not have a significant effect on the Company's consolidated financial statements.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of the guidance in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted this guidance as of January 1, 2019, as required by the standard. The Company applied Topic 606 on a modified retrospective basis and elected the practical expedient provided in 606, under which an entity need not restate contracts that begin and are completed within the same annual reporting period. There was no change to reported assets, liabilities, equity, revenues, expenses or net income for 2019 and no cumulative adjustment for prior periods as a result of adopting this standard.

(3)   Foreign Operations

Operations outside the United States include subsidiaries in Canada and Ireland. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Total assets of foreign operations comprise approximately 10% of the Company's total assets.

Results of operations for the Company's Canadian and Irish subsidiaries are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect as of the balance sheet date. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss).

The net gain (loss) on foreign currency exchange was $38,577 and $(66,158) for the years ended December 31, 2019 and 2018, respectively.

(4) Equipment

Equipment consist of the following at December 31, 2019 and 2018:

	2019	2018
Equipment	$ 54,593	$ 89,718
Less accumulated depreciation	8,521	2,576
	$ 46,072	$ 87,142

(5) Idle Property

Idle property at December 31, 2019 and 2018 consists of a marine power system which includes an underwater turbine generator unit and the related infrastructure.

	2019	2018
Carrying Amount	$ 313,186	$ 870,927

The turbine was taken out of service in 2013. The Company has not incurred additional costs to refurbish and re-install the turbine since 2013 and has only been incurring annual maintenance costs of approximately $90,000 per year. There are currently no commitments or contracts obligated to refurbish and reinstall the turbine. The Company is attempting to raise funds and will decide when to refurbish and reinstall the turbine at that time.

In 2013, the Company recorded an impairment charge of approximately $2.4 million on the underwater turbine generator unit, as a result of the property and equipment's fair value, based on estimated future discounted cash flows, being below its then-current carrying value. In 2019, as a result of a decision by the board and management to benefit from immediate commercialization opportunities for its RivGen product line, the Company recorded an impairment charge of approximately $558,000 on the marine power system, as a result of the property and equipment's fair value, based on estimated future discounted cash flows, being below its current carrying value.

(6) Other Assets

Other assets at December 31, 2019 and 2018 include letters of credit for site restoration at Cobscook Bay, Maine, totaling $270,000.

(7)   Promissory Notes

On May 4, 2017, the Company entered into a 48-month Working Capital Promissory Note with Coastal Enterprises, Inc. (CEI) for $750,000 bearing interest at 8% (Loan 6437). Of the $750,000, $525,000 was drawn in 2017. The remaining $225,000 was drawn on April 27, 2018. The Company is required to repay the funds, as follows: First 18 months, interest only, months 19-47, principal and interest payments with the balance to be paid on month 48. The balance outstanding on this promissory note was $689,711 and $741,856 as of December 31, 2019 and 2018 and are presented net of deferred financing costs of $2,377 and $4,151, as of December 31, 2019 and 2018, respectively.

Between August and October 2019, the Company entered into three Convertible Promissory Notes with existing stockholders (the "Note Holder"), bearing interest at 6%, compounded annually. The principal and interest on these promissory notes were converted into Shares of Series B Preferred Stock effective November 6, 2019. There were no outstanding balances as of December 31, 2019.

The Company's convertible promissory notes outstanding as of November 6, 2019 (the date of conversion) were, as follows:

Note Holder	Origination Date	Principal
J. Sebastian Scripps	August 9, 2019	$ 600,000
Spindrift Equities, LLC	August 12, 2019	150,000
J. Sebastian Scripps	October 10, 2019	250,000
Total		$ 1,000,000

For the years ended December 31, 2019 and 2018, the Company has recorded interest expense in connection with all promissory notes of $97,615 and $84,779, respectively.

(8)   Notes Payable

On September 15, 2016, the Company entered into an agreement with Maine Technology Institute for a 4%, $200,000 loan to be matched by $300,000. This short-term note was amended on May 4, 2017, and the total amount of the note was increased to $700,000. The accrued interest of the loan was repaid on April 30, 2018, and the maturity date was extended to April 30, 2019. On March 29, 2019, the Company and Maine Technology Institute entered into a Second Allonge to the Note Purchase Agreement, outlining a quarterly principal and interest payment schedule, and extending the maturity date to April 30, 2020. The balance outstanding on this note payable was $600,162 and $700,000 as of December 31, 2019 and 2018, respectively.

(9) Project Development Loans

Project development loans have been made to the Company by the Maine Technology Institute under several different programs. The terms of each of the loans vary, but generally call for repayment to begin once successful commercialization of Company technology is achieved. A minimum of 2% of gross revenues must be used to repay the loans. If the loans are fully repaid within three years of commercialization or first revenue, then zero interest will be charged. At December 31, 2019 and 2018, the commercialization has not yet been achieved and there have been no repayments of this loan.

If the loans are not fully repaid within three years of commercialization or first revenue, the Company may be required to pay interest ranging from 30% to a multiple of the outstanding balance, as per the various loan agreements. Some loans are due in full five years from first revenue, with all loans required to be paid within seven years of commercialization. No interest has been accrued on the loans since the interest to be paid cannot be accurately calculated at this time. Certain equipment is pledged as collateral for the loans.

Project development loans outstanding at December 31, 2019 and 2018 are, as follows:

Agency	Reason	
Maine Technology Assets	Maine Tidal Energy Project	$ 1,260,000
Maine Technology Institute	Beta TGU	806,137
Maine Technology Institute	Mooring System	285,000
Maine Technology Institute	Beta TGU	300,000
Maine Technology Institute	Beta TGU	211,200
Maine Technology Institute	Technology Enhancement	1,000,000
Total		$ 3,862,337

(10) H2020 Grant Advance

In 2016, the Company received grant funds from the Innovation and Networks Executive Agency, under the power delegated by the European Commission, in advance for one of its projects in Europe and, accordingly, the Company has treated this as deferred revenue. Revenue is recognized as costs are incurred related to this specific project.

(11) Grants, Awards and Federal Payments

The Company pursues alternative sources of funding through various government and local entities. The purpose of the grants, awards and payments is to pursue common goals of the Company and the grantor. The grants do not require payback at any time, unless amounts funded are used for unauthorized purposes. The Company accounts for these grants and receipts as increases to R&D grants revenue as earned. The table below summarizes grants, awards and payments as of December 31, 2019. Amounts reported in the committed and undrawn columns represent potentially available funds based on the Company's various grant awards. Future amounts earned or received from these awards could differ from what is reported in the table below.

Agency	Date Awarded	Reason	Committed	2019 Funded	2018 Funded	Undrawn Balance
DOE	Sep-09	Beluga Whale Study	600,000			
DOE	Sep-09	Mooring System Development	1,034,534			
DOE STTR	Sep-09	Airfoil Refinement	150,000			
Federal Government	Jun-10	Maine Tidal Power Initiative	75,000			
DOE STTR	Aug-10	Turbine Design & Mfg.	750,000			
AK Denali Comm.	Aug-10	RivGen Power Systems	830,325			
DOE	Sep-10	TidGen Power Systems	10,000,000			
DOE	Sep-10	Flume Testing	240,000			
AK Energy Authority	Aug-12	RivGen Power Systems	1,491,750			
US Treasury Dept	Mar-13	Cobscook Bay Project	4,004,324			
USDA-NIFA	Sep-13	RivGen Power Systems	100,000			
DOE	Nov-13	Advanced Controls Systems	1,727,670			
DOE	Nov-13	Power Take-off Systems	2,875,011			
USDA-NIFA	Aug-14	RivGen Power Systems	450,000			
MTI BAG	Nov-14	Research & Development Grant	45,000			
DOE ARPA-E	Oct-15	MHK Deploy/Retrieval System	2,457,223	79,213	789,884	146,499
DOE/IVC (subaward)	May-16	RivGen Power Systems	1,942,338	1,117,812	461,371	58,915
DOE SBIR	Jun-16	Low Mass Mod MHK Systems	149,331			
DOE	Aug-16	MHK Energy Conv. & Env. Monitor	5,350,000	235,844	715,045	3,732,052
AK Energy Authority	Dec-16	Advanced Grid Solutions Strategy	210,750	10,937	21,217	149,492
DOE	Jun-18	Design of High-Deflection Foils	571,699	97,870		473,829
DOE SBIR	Jul-19	Hydrokinetic Baseload Microgrids	199,290	37,773		161,517
		Total	35,254,246	1,579,449	1,987,517	4,722,303

Foreign Grants in Foreign Currency:

Agency	Date Awarded	Reason	Committed		2019 Funded		2018 Funded		Undrawn Balance	
SEAI	Aug-15	Donegal Tidal Energy Feasibility	EUR	33,610					EUR	-
NRC-IRAP	Aug-15	Winter Hydraulics Phase I	CAD	29,115					CAD	-
INEA	Sep-16	Tech Adv. of Ocean Energy Device	EUR	1,330,849	EUR	342,874	EUR	390,110	EUR	301,505
Polar Knowledge CA	May-17	Lab Testing of Turbine in Ice Water	CAD	250,906			CAD	241,392	EUR	-
SEAI	Jun-18	Next Generation Foil Development	EUR	222,977	EUR	115,024	EUR	45,307	EUR	62,646

(12)   Commitments and Contingencies

a) Power Purchase Agreements

On December 31, 2012, ORPC Maine, LLC signed a long-term financial agreement with Bangor Hydro Electric Company, which became effective as of January 1, 2013.   The terms of the agreement call for a 20-year term to produce tidal energy for the difference between 21.5 cent per kilowatt hour with a 2% annual increase and the hourly market price of electricity. The Maine Public Utilities Commission (MPUC) approved the contract. See Note 5 regarding idle property.

b) Leases

The Company has entered into several rental agreements for office and research space in Alaska and Maine.   Rent expense for these facilities was $96,933 and $89,252 for the years ended December 31, 2019 and 2018, respectively.

The Company also has rental agreements for office and research space in Canada and Ireland. Rent expense was $11,073 (CAD) and $9,276 (CAD) for the years ended December 31, 2019 and 2018, respectively, for Canada. Rent expense was €21,292 and €21,000 for the years ended December 31, 2019 and 2018, respectively, for Ireland.

Future minimum rentals under the operating leases are, as follows:

Year Ending December 31,	US (USD)	Canada (CAD)	Ireland (EUR)
2020	$ 97,208	$ 12,963	€ 24,500
2021	84,248	3,258	24,500
2022	57,589		
	$ 239,045	$ 16,221	€ 49,000

c) Commitments Under Grants and Project Loans

Generally, the Company receives the proceeds from government grants and project development loans after expending funds for the specified project. For grants and loans funded in advance of the specified project expenditures, the Company has a continuing obligation to carry out the activities specified in the grant and/or loan documents. See note 10 and note 11 for available funding.

(13)   Risks and Uncertainties

The Company has not generated significant revenues to date and, consequently, its development activities are subject to all the risks inherent with developing and constructing power generating facilities.   The Company's activity, which is subject to significant risks and uncertainties, is dependent on the ability to fund development or construction costs through debt or equity.

(14) Equity Incentive Plan and Stock-based Compensation

Upon the Corporate Conversion, the Board of Directors adopted an Equity Incentive Plan (the "Plan") for eligible persons to be available to receive certain stock awards, up to 138,723 shares of common stock. In 2019, the Plan was amended to increase the option pool to 316,950 shares. The persons eligible to receive stock awards are employees, officers, directors, consultants, and advisors. The Company seeks to secure and retain the services of the eligible persons and to provide incentives to exert maximum efforts for the success of the Company.

The Company has both Incentive Stock Option agreements and Nonqualified Stock Option agreements under the plan. Under the plan, options vest over various periods ranging from fully vested at grant date to a four-year period. Options expire on April 4, 2027, and have an exercise price of $32.75. All issued options remained outstanding at the end of the year. As of December 31, 2019, the remaining contractual life of the options was 8 years.

The Company has determined that it is not possible to reasonably estimate the grant-date fair value of the options because management has been unable to identify a similar company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management used a peer group of companies and has used the historical closing total return values of that peer group for the five years immediately prior to the date of grant to estimate volatility. Based on this index, management has estimated volatility for the Company's stock to be 45%.

Using the Black-Scholes-Merton option pricing model, management has determined that the options have a value of $7.10 per share, resulting in total compensation cost of $816,319. Compensation cost will be recognized over a five-year service period. For the year ended December 31, 2019 and 2018, the Company recognized $17,923 and $131,907, respectively, as compensation cost. The remaining $8,913 compensation cost will be recognized over the next 2 years in the amounts of $6,789 and $2,124, respectively.

The Company accounts for any forfeitures of options when they occur. Previously recognized compensation cost for an award is reversed in the period that the award is forfeited. No awards expired unused during 2019 or 2018.

The assumptions used, and the calculated fair value of options are, as follows:

Expected dividend yield	-0-
Risk-free interest rate	2.14%
Expected life in years	7
Expected volatility	45%
Weighted average calculated value of options granted	$7.10

(14) Equity Incentive Plan and Stock-based Compensation – continued

A summary of the status of the Company's stock option plan as of December 31, 2019 and 2018 is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2017	119,511	$ 32.75
Granted	-	-
Forfeited/canceled	3,790	32.75
Outstanding at December 31, 2018	115,721	$ 32.75
Outstanding at December 31, 2018	115,721	$ 32.75
Granted	-	
Forfeited/canceled	(717)	$ 32.75
Outstanding at December 31, 2019	115,004	$ 32.75
Nonvested options at December 31, 2017	11,514	$ 7.10
Granted	-	-
Vested	(6,538)	7.10
Forfeited	(1,195)	-
Nonvested options at December 31, 2018	3,781	$ 7.10
Nonvested options at December 31, 2018	3,781	$ 7.10
Granted	-	-
Vested	(2,526)	$ 7.10
Forfeited	(179)	-
Nonvested options at December 31, 2019	1,076	$ 7.10

(15) Stockholders' Equity

Preferred Stock

By Certificate of Amendment to Certificate of Incorporation, the Company authorized 861,205 shares of Preferred Stock. A total of 52,211 shares of the authorized Preferred Stock is designated as Series A Preferred Stock, of which all 52,211 shares were issued or outstanding at December 31, 2019 and 2018. A total of 808,994 shares of the authorized Preferred Stock are designated as Series B Preferred Stock, of which 301,156 shares were issued or outstanding at December 31, 2019. The Company's board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

(15)   Stockholders' Equity – continued

Common Stock

By Certificate of Amendment to Certificate of Incorporation, the Company authorized 2,641,255 shares of common stock, of which 1,210,915 shares were issued and outstanding at December 31, 2019. Common shares reserved for future issuance upon the exercise, issuance or conversion of the respective equity instruments at December 31, 2019 is, as follows:

Issued and Outstanding:	
Stock options	115,004
Warrants	167,604
Shares reserved for future award grants	201,946
Total	484,554

Outstanding Warrants

At December 31, 2019, the Company had outstanding warrants to purchase 167,604 shares of the Company's common stock at $32.75. The warrants are exercisable upon issuance and expire on April 5, 2022. At December 31, 2019, 167,604 shares of common stock were reserved for that purpose.

(16)   Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were, as follows:

	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2017	$ (164,134)	$ (164,134)
Other Comprehensive Loss	64,260	64,260)
Balance at December 31, 2018	(99,874)	(99,874)
Other Comprehensive Loss	(45,513)	(45,513)
Balance at December 31, 2019	$ (145,387)	$ (145,387)

(17)   Provision for Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets, liabilities and net operating loss carryforwards for financial reporting purposes and the amounts used for income tax purposes. On April 4, 2017, the Company converted to a Corporation.

The Company has approximately $6.8 million of unused net operating losses, in the United States, which can be utilized against future federal and state taxable income. These operating losses begin to expire in year 2027.   The Company's Canadian subsidiary has unused operating losses of CAD $1,071,143 (Federal) and CAD $1,068,014 (Provincial) and unused tax credits of CAD $34,063 (Federal) and CAD $228,348 (Provincial) which can be utilized against future Canadian taxable income. These operating losses and credits begin to expire in year 2025.

The Company's Irish subsidiary has €96,889 of unused operating losses which can be utilized against future Ireland taxable income. These operating losses do not expire.

Deferred tax assets are comprised of $3,371,000 for project development costs, $2,141,000 for net operating losses and credits and $12,000 for depreciation.

Due to the uncertainty of the utilization of the net operating loss carryforwards, a valuation allowance has been provided for against the deferred tax assets.

Value of deferred tax assets	$ 5,500,000
Valuation allowance	(5,500,000)
Net deferred tax assets	$ 0

(18)   Subsequent Events

Issuance of stock options and preferred stock

In January 2020, the Company awarded new stock option agreements under the Plan to replace prior stock option agreements. Document execution is in progress.

In March 2020, the Company had a subsequent closing on the sale of Series B Preferred Stock in the amount of $100,000, of which 40% was funded at closing.

Debt and other commitments

In March 2020, Coastal Enterprises, Inc. (CEI) placed loan #6437 on interest only payments status for three months (April – June 2020); in April 2020, CEI extended interest only payments status through September 2020 and extended the maturity date to November 1, 2021.

In April 2020, the Company and Maine Technology Institute entered into a Forbearance and Modification Agreement, extending the maturity date to July 30, 2020.

In April 2020, the Company entered into a Promissory Note with Bangor Savings Bank for $425,000 under the Paycheck Protection Program.

(18)   Subsequent Events – continued

Covid-19

Beginning in March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, followed by multiple jurisdictions in the United States declaring a state of emergency. As a result, the Company's ability to travel has been limited and this could result in a delay in the ability of the Company to bring its technology to market. The Company cannot reasonably estimate the length or severity of this pandemic or the future impact of the economic changes as a result of the pandemic.

General

The Company has evaluated subsequent events from the balance sheet date through April 30, 2020, the date on which the consolidated financial statements were available to be issued and has determined that (except as noted above) there are no subsequent events that would require recognition or disclosure.